Ron Hassen

Senior Vice President

Controller

Principal Accounting Officer

The NASDAQ OMX Group, Inc.

One Liberty Plaza

New York, NY 10006

June 23, 2010

Via Edgar

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-6010

Attention:	Daniel L. Gordon
Branch Chief

Re:	The NASDAQ OMX Group, Inc.
Form 10-K for the Year Ended December 31, 2009
Filed February 18, 2010

Definitive Proxy Statement filed April 16, 2010
File No. 000-32651

Dear Mr. Gordon:

On behalf of The NASDAQ OMX Group, Inc. (the “Company,” “NASDAQ OMX,” “we” and “our”), set forth below is the response to the comment letter dated June 10, 2010 from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) relating to our Form 10-K for the year ended December 31, 2009 (the “Form 10-K”) and our Definitive Proxy Statement filed April 16, 2010 (the “Proxy Statement”). To assist your review, we have included the text of the Staff’s comments below in italics.

Form 10-K

Consolidated Statements of Changes in Equity, page F-5

1.	Please tell us why you have not allocated a portion of other comprehensive income to noncontrolling interests, and quantify the amounts of comprehensive income applicable to the noncontrolling interests, if any. Refer to ASC 810-10-65-1.b.3.

Other comprehensive income, related to foreign currency translation on our majority-owned subsidiaries, was allocated to noncontrolling interests. However, since the amount was less than $1 million, due to rounding, it was not reflected in our financial statements which are presented in millions of dollars. We will continue to allocate a portion of other comprehensive income to noncontrolling interests and will reflect such amounts in our future filings if equal to or greater than $1 million.

2.	Please provide a reconciliation of the beginning balance and ending balance of Series A convertible preferred stock for each period an income statement is required to be filed. This reconciliation may be provided on the face of the consolidated statement of equity, in a separate statement or in a note to the financial statements. To the extent that the reconciliation is included on the consolidated statement of equity, please do not include redeemable interests in the permanent equity total. Refer to Rule 3-04 of Regulation S-X and ASC 810-10-50-1A.

Our series A convertible preferred stock was issued in September 2009 with an aggregate initial liquidation preference amount of $16 million as an inducement for the conversion of our 3.75% convertible notes. As of September 30, 2009, the series A convertible preferred stock was $15 million and was classified as mezzanine equity since the conversion of the series A convertible preferred stock into common stock was contingent upon shareholder approval. As a result of this contingency, the conversion was not solely in our control and did not represent an unconditional obligation to transfer assets. At December 31, 2009, the series A convertible preferred stock was approximately $15.4 million which included accretion of $0.4 million. However, since the accretion was less than $1 million, due to rounding, it was not reflected in our financial statements.

Subsequently, we have obtained shareholder approval for conversion of our series A convertible preferred stock at our annual shareholders’ meeting in May 2010, and as a result, our series A convertible preferred stock has been converted into common stock and will be disclosed as such in our second quarter 2010 Form 10-Q. We will provide a reconciliation of the beginning balance and ending balance of our series A convertible preferred stock in a note to the financial statements for each period required in future filings.

Consolidated Statements of Cash Flows, page F-8

3.	Please revise your statements of cash flows in future filings to reconcile cash flows from operating activities to net income, without an adjustment for net income (loss) attributable to noncontrolling interests. Refer to ASC 230-10-45-28.

In future filings, we will reconcile cash flows from operating activities to net income, without an adjustment for net income (loss) attributable to noncontrolling interests.

Note 5. Equity Method Investments, page F-38

Impairment of NASDAQ Dubai, page F-38

4.	We note that the exchange of your equity interest in NASDAQ Dubai for 1% equity interest in DFM is expected to be completed in the first half of 2010, and you may record a gain or loss based on the then-current market price of DFM shares and the carrying value of your investment in NASDAQ Dubai. To the extent that the transaction has not closed, please disclose the gain or loss that would have been recorded as of the most recent balance sheet date in future filings.

In May 2010, we completed the exchange of our equity interest in NASDAQ Dubai for a 1% interest in DFM. As a result of the exchange, we recorded an additional loss of $1.3 million which will be reflected and disclosed in our second quarter 2010 Form 10-Q.

Impairment of Agora-X, page F-39

5.	We note that in December 2009 you entered into an agreement to increase your investment in Agora-X from 20% to 85%. Please clarify if this transaction closed as of December 31, 2009 and if Agora-X has been consolidated in your financial statements as of that date.

Our increase in ownership of Agora-X from 20% to 85% was effective as of December 31, 2009. As this transaction occurred on the last day of our fiscal year, there were no operating results of Agora-X to record in our consolidated statements of income for the year ended December 31, 2009. Based on the immateriality of Agora-X’s net assets to NASDAQ OMX’s consolidated balance sheet, the investment was not reflected as a consolidated subsidiary as of December 31, 2009. Total assets of Agora-X at December 31, 2009 were $9.7 million which represented less than one tenth of one percent of NASDAQ OMX’s total assets. Total liabilities of Agora-X were de minimis. Agora-X was consolidated in NASDAQ OMX’s financial statements beginning January 1, 2010.

Note 10. Employee Benefits, page F-49

Actuarial Assumptions for the Combined Benefit Plans, page F-52

6.	Please explain to us how the discount rate used to calculate net benefit cost for the fiscal year was determined. In your response, please address why this rate differs from the rate used to calculate the benefit obligation for the year.

In order to determine a discount rate for our benefit plan obligations and net benefit cost, we use a duration matching analysis approach. This involves looking at the timing of the plan’s actual expected cash flow and matching the duration of the liabilities to the rates in a similar bond portfolio. Our approach utilizes a hypothetical

Aa yield curve represented by a series of annualized individual discount rates ranging from six months to thirty years. The bonds used to create each discount rate are subjected to several requirements in order to assure that the resulting rates can be achieved by a post retirement benefit plan. First, each bond issue is required to have a Aa rating by Moody’s Investor Services, or if unrated by Moody’s, a AA rating by Standard & Poor’s. Second, non-callable bonds are used so that the yield to maturity can actually be attained without intervening calls, puts, or sinking funds. Make-whole callable bonds are also included since the call option on these bonds would not materially affect the yields. Finally, each constituent bond issue is required to have at least $250 million par outstanding to ensure it is sufficiently marketable.

The discount rates determined according to the steps noted above are used to develop the benefit obligations at our fiscal year-end and to develop the net periodic benefit cost for the subsequent fiscal year. Therefore, as disclosed on page F-52 of our 2009 Form 10-K, the assumptions used to determine benefit obligations were established at each year-end while the assumptions used to determine net periodic benefit cost for each year are established at the end of each previous year.

At the end of 2008, the economic conditions surrounding Aa bond yields that matched the duration of the benefit obligations produced a discount rate of 7.00%. This rate was used to determine the benefit obligations as of December 31, 2008. It was also used to calculate the net periodic benefit cost for 2009.

At the end of 2009, the expected cash flow of the plans was re-measured against the updated yield curve using the same methodology as was used at the end of 2008. The resulting discount rate was 5.75%. This rate was used to determine the benefit obligations as of December 31, 2009. It will also be used to calculate the net periodic benefit cost for 2010. At the end of 2010, a new rate will be derived to measure the obligations at the end of 2010.

Exhibits

7.	We note that you have incorporated by reference the forms of various agreements rather than executed agreements. Please tell us why you have not filed final executed copies of these agreements. Please see Item 601(a)(4) and Instruction 1 to Item 601 of Regulation S-K.

We have incorporated by reference the following form documents or agreements as exhibits to the Form 10-K:

•	Exhibit 4.1 — Form of Common Stock certificate;

•	Exhibit 4.6 — Form of 2.50% Convertible Senior Note due 2013;

•	Exhibit 10.3 — Form of NASDAQ OMX Non-Qualified Stock Option Agreement;

•	Exhibit 10.4 — Form of NASDAQ OMX Restricted Stock Award Agreement (directors);

•	Exhibit 10.5 — Form of NASDAQ OMX Restricted Stock Unit Agreement (directors);

•	Exhibit 10.6 — Form of NASDAQ OMX Performance Share Unit Agreement; and

•	Exhibit 10.15 — Form of Amended and Restated Letter Agreement, effective as of December 31, 2008, between NASDAQ OMX and Certain Executive Officers.

The forms of common stock certificate and 2.50% Convertible Senior Note due 2013 are filed under Item 601(b)(4) and Instruction 2 to Item 601(b)(4) as instruments in the form of certificates that define the rights of security holders. The remaining agreements are filed as compensatory contracts under Item 601(b)(10)(iii)(A). The forms were provided in reliance on Instruction 1 to Item 601(b)(10), which provides that “[w]ith the exception of management contracts, in order to comply with paragraph (iii) above, registrants need only file copies of the various compensatory plans and need not file each individual director’s or executive officer’s personal agreements under the plans unless there are particular provisions in such personal agreements whose disclosure in an exhibit is necessary to an investor’s understanding of that individual’s compensation under the plan.” The form of each compensatory contract was provided in reliance on this Instruction in lieu of filing each individual director’s or executive officer’s personal agreement, each of which is identical in substance to the form.

Definitive Proxy Statement

Separation of Roles of Chairman and Chief Executive Officer, page 6

NASDAQ OMX Board’s Risk Oversight Role, page 17

8.	In future filings please expand your disclosure to discuss why you determined that your leadership structure is appropriate given the specific characteristics and circumstances of your business. Additionally, please explain how the board’s role in risk oversight has affected its leadership structure. Please refer to Item 407(h) of Regulation S-K. Please tell us how you intend to comply.

As described on page 6 of the Proxy Statement, NASDAQ OMX separates the roles of Chairman of the board and Chief Executive Officer as we believe that this separation of roles promotes more effective communication channels for the board to express its views of management. In future filings, we will expand this disclosure to discuss why we determined that our leadership structure is appropriate given the specific characteristics and circumstances of our business. Specifically, we will explain that our Chief Executive Officer, who has over twenty years of experience in the securities industry, is responsible for the strategic direction, day-to-day leadership and performance of NASDAQ OMX, while the board Chairman, who has served on the boards and board committees of several public companies, provides guidance to the Chief Executive Officer, presides over meetings and executive sessions of the board of directors and serves as the primary liaison between the Chief Executive Officer and the other directors. Given the relatively large size of our board, which currently includes 15 directors, we believe that this separation of roles and allocation of distinct responsibilities to each role facilitates communication between senior management and the full board of directors about such issues as corporate governance, management development, succession planning, executive compensation and company performance.

As described on page 17 of our Proxy Statement, NASDAQ OMX’s board of directors has ultimate responsibility for risk oversight, and the board of directors has delegated responsibility for the oversight of specific risks to its board committees. In future filings, we will include disclosure about the relationship between the board’s role in risk oversight and the board’s leadership structure. Specifically, we believe that the separation of the roles of Chairman of the board and Chief Executive Officer facilitates communication between senior management and the full board of directors about risk oversight and therefore strengthens the board’s risk oversight activities. Otherwise, we do not believe that the board’s role in risk oversight has affected its leadership structure.

* * *

As requested by the Staff, the Company acknowledges the following.

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or concerns, please feel free to contact me at (212) 401-8726.

Sincerely,

/s/ Ron Hassen
Ron Hassen
Senior Vice President
Controller
Principal Accounting Officer